Exhibit 99.2

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Financial Position

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
Assets

Current assets:
Cash	7,089	3,543
Short term deposits	-	3,547
Other receivables	434	255
Restricted deposit	38	36
Total current assets	7,561	7,381

Non-current assets:
Property, plant and equipment, net	93	77
Right of use assets	191	229
Non-current restricted deposit	23	23
Total non-current assets	307	329

Total assets	7,868	7,710

Liabilities and Equity

Current liabilities:
Trade payables	1,090	498
Other payables	1,915	1,228
Total current liabilities	3,005	1,726

Non Current liabilities:
Long term lease liability	104	147
Liability in respect of warrants and pre-funded warrants	6,304	218
	6,408	365

Total liabilities	9,413	2,091

Shareholders’ equity:
Ordinary shares	-	-
Share premium and capital reserve	28,355	26,405
Accumulated deficit	(29,900)	(20,786)
Total Shareholders’ equity (deficit)	(1,545)	5,619

Total liabilities and shareholders’ equity (deficit)	7,868	7,710

Date of approval of the interim financial statements: August 15, 2023

Mark Leuchtenberger	Alon Ben-Noon	Or Eisenberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Executive Officer

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Income and Comprehensive Loss

U.S. dollars in thousands except share and per share data

		Six months	Six months	For the year
		ended	ended	ended
		June 30,	June 30,	December 31,
	Note	2023	2022	2022

Research and development expenses	7	(4,005)	(3,166)	(6,416)

General and administrative expenses	8	(3,113)	(3,688)	(7,136)

Operating loss		(7,118)	(6,854)	(13,552)

Financing expenses		(2,196)	(58)	(45)

Financing income		200	716	1,257

Financing income (expenses), net	9	(1,996)	658	1,212

Net loss and comprehensive loss		(9,114)	(6,196)	(12,340)
Basic and diluted net loss per share		(0.77)	(0.55)	(1.07)
Weighted average number of shares outstanding used in computing basic and diluted net loss per share		13,623,042	11,294,701	11,504,521

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Changes in Equity

U.S. dollars in thousands

	Ordinary	Share Premium And Capital	Accumulated	Total Equity
	Shares	Reserve	Deficit	(Deficit)
Six months ended June 30, 2023:

Balance as at January 1, 2023	-	26,405	(20,786)	5,619
Share-based compensation	-	1,945	-	1,945
Exercise of options	-	5	-	5
Net loss and comprehensive loss	-	-	(9,114)	(9,114)

Balance as at June 30, 2023	-	28,355	(29,900)	(1,545)
Six months ended June 30, 2022:

Balance as at January 1, 2022	-	17,452	(8,446)	9,006
Share-based compensation	-	2,808	-	2,808
Net loss and comprehensive loss	-	-	(6,196)	(6,196)
Cancelation of options		(96)	-	(96)
Exercise of warrants	-	4,314	-	4,314

Balance as at June 30, 2022	-	24,478	(14,642)	9,836
For the year ended December 31, 2022:

Balance as at January 1, 2022	-	17,452	(8,446)	9,006

Share-based compensation	-	4,735	-	4,735
Net loss and comprehensive loss	-	-	(12,340)	(12,340)
Cancelation of options	-	(96)	-	(96)
Exercise of warrants	-	4,314	-	4,314

Balance as at December 31, 2022	-	26,405	(20,786)	5,619

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Condensed Interim Unaudited Statements of Cash Flows

U.S. dollars in thousands

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2023	2022	2022
Cash flows from operating activities
Net loss for the period	(9,114)	(6,196)	(12,340)

Adjustments:

Depreciation and Amortization	47	41	89
Share-based compensation	1,784	2,808	5,105
Revaluation of liability in respect to warrants and pre-funded warrants	(73)	(693)	(1,166)
Day 1 loss from issuance of financial instruments	1,659	-	-

Finance expenses (income), net	365	65	(24)

Changes in assets and liabilities:
Decrease (increase) in other receivables	(179)	(397)	55
Increase in trade payables	592	81	459
Increase in other payables	841	5	236

Net cash used in operating activities	(4,078)	(4,286)	(7,586)

Cash flows from investing activities
Interest received	47	-	49
Change in short term deposit	3,500	(6,000)	(3,500)
Investment in restricted deposit	(2)	(19)	(20)
Purchase of property, plant and equipment	(25)	(30)	(70)
Net cash provided by (used in) investing activities	3,520	(6,049)	(3,541)

Cash flows from financing activities
Payment in respect of cancellation of options	-	(96)	(96)
Exercise of warrants and options	5	3,870	3,870
Issuance of shares, warrants and pre-funded warrants, net	4,142	-	-
Repayment of lease liability	(44)	(67)	(79)
Net cash provided by financing activities	4,103	3,707	3,695

Effects of exchange rate changes on cash and cash equivalents	1	(86)	(88)

Net increase (decrease) in cash and cash equivalents	3,546	(6,714)	(7,520)

Cash and cash equivalents at beginning of the period	3,543	11,063	11,063

Cash and cash equivalents at end of the period	7,089	4,349	3,543

Non-cash activity
Exercise of warrants	-	444	444
Recognition of right of use assets	-	306	306
Share based payment modification	161	-	-

The accompanying notes are an integral part of the condensed interim financial statements.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as at June 30, 2023

Note 1 - General and Basis for Presentation

Note 1 — General

A.	NeuroSense Therapeutics Ltd. (“NeuroSense” or the “Company”) was incorporated in Israel on February 13, 2017. NeuroSense is a clinical-stage pharmaceutical company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. The Company’s lead product candidate, PrimeC, is a novel oral formulation of a fixed dose combination composed of a specific ratio and doses of two FDA-approved drugs.

In addition to PrimeC, the Company has initiated research and development efforts in Alzheimer’s disease and Parkinson’s disease, with a similar strategy of combined products.

The Company’s ordinary shares and warrants began trading on the Nasdaq Capital Market on December 9, 2021 under the ticker symbols “NRSN” and “NRSNW,” respectively.

B.	The Company currently has no products approved for sale, and the Company’s operations have been funded primarily by its shareholders. To date, the Company has generated no sales or revenues, has incurred losses and expects to incur significant additional losses due to the continuing focus on the research, development, clinical activities of its product candidates, preclinical programs, business development, organizational structure and to advance the programs within the Company’s pipeline. Consequently, its operations are subject to all the risks inherent in the establishment of a pre-revenue business enterprise as well as those risks associated with a company engaged in the research and development of pharmaceutical compounds.

Based on current expected level of operating expenditures, the Company’s cash resources as at June 30, 2023 shall not be sufficient to fund the Company’s operations for a period of at least 12 months from the approval of these interim consolidated financial statements, assuming that the Company will continue its development plan in accordance with the original pipeline and without delaying or slowing down the progress of its plans. The Company will require additional cash to fund the execution of its mid-term and long-term development program. The Company anticipates raising additional funds through public or private sales of debt or equity securities, collaborative arrangements, or some combination thereof. Whilst management is progressing with its plans to secure external financing, these still require approval by third parties, and accordingly, there is no assurance that any such arrangement will be entered into or that financing will be available when needed in order to allow it to continue its operations, or if available, on terms favorable or acceptable to it.

In the event financing is not obtained, the Company may pursue cost cutting measures or may be required to delay, reduce the scope of, or eliminate any of its development programs or clinical trials, these events could have a material adverse effect on its business. These factors raise significant doubt about the Company ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as at June 30, 2023

Note 2 — Basis of Preparation

A.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”. The condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s financial statements for the year ended December 31, 2022 (“annual financial statements”).

These condensed interim financial statements were authorized for issuance by the Company’s Board of Directors on August 15, 2023.

B.	Use of estimates and judgments

The preparation of interim financial statements in accordance to IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual financial statements except for the described below:

Fair value measurement of liability in respect of Warrants

Warrants that provide the holders with an option for cashless exercise are considered a derivative liability and are classified as financial liabilities at fair value through profit or loss. Accordingly, these warrants are measured at fair value and the changes in fair value in each reporting period are recognized in profit or loss.. The fair values of these instruments are determined by using the Black-Scholes model.

For information on details regarding fair value measurement at Level 2 see Note 4.

Note 3 — Significant Accounting Policies

The accounting policies applied by the Company in these condensed interim financial statements are the same as those applied by the Company in its annual financial statements.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as at June 30, 2023

Note 4 — Financial instruments

On June 22, 2023, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to issue and sell, in a registered direct offering: (i) an aggregate of 1,330,000 ordinary shares, no par value, and (ii) an aggregate of 1,670,000 Pre-Funded warrants, each representing the right to acquire one ordinary share with exercise price of $0.0001, exercisable at any time until exercised in full and (iii) an aggregate of 3,000,000 Warrants. The Warrants are exercisable immediately upon issuance at an exercise price of $1.50 per Ordinary Share and will expire on the fifth anniversary of the original issuance date. The gross proceeds were approximately $4.5 million before deducting the placement agent fee and related offering expenses. Total issuance expenses in connection with the offering were $455 thousands.

In certain cases, the Warrants and Pre-Funded warrants above may be exercised on a cashless basis. Therefore, the Pre-Funded Warrants accounted for as financial liability and the Warrants are accounted for as derivative instruments and accordingly also classified as a liability. Both liabilities are measured at fair value through profit or loss. In accordance with IFRS 9, the consideration received from the issuance of different financial instruments in a single transaction is attributed initially to financial liabilities that are measured at each period at fair value through profit or loss, and then to financial liabilities that are measured only upon initial recognition at fair value and the remaining amount is recognized as equity component. At the closing, the fair value of the Warrants and Pre-Funded warrants was greater that the gross proceeds received. Therefore, the Company recognized an immediate loss of $1,659 thousand and the entire consideration of $4,500 thousand was allocated to the Warrants and Pre- Funded warrant liability and no consideration has been allocated to equity component. As a result, applicable issuance costs have been recorded as an expense under financing expenses.

The table below presents an analysis of the fair value of the liability in respect to the warrants and prefunded warrants as of June 30, 2023:

Description	Fair value	Level 1	Level 2	Level 3

Liability in respect of Pre-Funded Warrants (*)	$2,488	$2,488	-	$-
Liability in respect of Warrants (**)	$3,495	-	$3,495	$-
Liability in respect of Warrants (***)	$321	$321	-	$-

(*)	The fair value of the Pre-Funded Warrant was determined by using the Company’s share price.

(**)	The fair value of the Warrants was determined by using Black & Sholes method. The following inputs were used to determine the fair value of the Warrant:

June 30, 2023
Financial liabilities:
Expected volatility (%)	104.97
Share price (in $)	1.49
Risk-free interest rate (%)	4.17
Expected life (years)	4.98

(***)	The fair value of the liability in respect Warrants under level 1 was determined by using the those Warrants price in market.

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as at June 30, 2023

Note 5 — Shareholders’ Equity

Share capital

1.	On April 14, 2023, the Company entered into a sales agreement with Alliance Global Partners, pursuant to which the Company may offer and sell, from time to time, to or through the Alliance Global Partners as agent or principal, ordinary shares an at-the-market offering, having an aggregate offering price of up to $5,744 thousands. On June 22, 2023, the Company filed a prospectus supplement reflecting a reduction in the size of the at-the-market offering to $502 thousands. During the reporting period, the Company sold 3,600 ordinary shares for a gross proceed of $7 thousands through the at-the-market offering. Issuance expenses were equal to the proceeds received.

2.	On June 23, 2023, one of the Company’s employees exercised 126,000 options into 126,000 ordinary shares for a total consideration of $5 thousands.

The following table summarizes the movement in share capital:

Ordinary shares
Six months ended June 30, 2023

Issued and paid-in share capital as at January 1	11,781,963
ATM	3,600
RSU vesting	381,479
Exercise of options to shares	126,000
Fund raising	1,330,000
Total	13,623,042

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as at June 30, 2023

Note 6 — Share Based Payment

On March 20, 2023, the Company’s board of directors, approved the following awards:

●	Grant of 132,040 RSUs to certain officers, in lieu of cash with respect to the 2022 bonus plan grants in the amount of $161 thousand (as described in Note 14(C) to the Company’s 2022 annual financial statement). The RSUs vest quarterly over two years with acceleration condition upon meeting certain milestones.

●	A bonus for certain employees in the form of 100,000 and 60,000 RSU’s. The RSUs vest on a quarterly basis over one year following the grant and on an annual basis over three years following the grant, respectively.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, additional amount of 137,844 RSUs were granted to one officer. The RSUs vest quarterly over two years with acceleration condition upon meeting certain milestones.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, a grant of additional amount 50,594 RSUs to one officer. The RSUs vest quarterly over two years with acceleration condition upon meeting certain milestones.

●	In addition to the grants in accordance with the 2022 bonus plan mentioned above, a raise of additional 30% of the annual 2022 bonus will be granted to the Company’s CEO.

●	The grant of 13,628 Options to a consultant of the Company in in a total fair value of $22,500. The options have an exercise price of $1.82 per share. The options will vest monthly, over 9 months commencing January 1, 2023. The options expire 10 years after their grant date.

On May 30, 2023, the Company granted 160,000 RSUs to directors of the Company. The RSUs have an exercise price of $1.53 per share. The RSUs shall vest entirely on the first anniversary of the Vesting Commencement Date, provided that no Termination of Employment of the Grantee occurs prior to such anniversary.

The following table lists the inputs used for calculation of fair value of the options granted to consultants as follows:

Six months
ended
June 30,
2023

Expected volatility	100.37%-99.19%
Exercise price	1.82-2.18
Share price	1.49
Risk-free interest rate	3.95%-3.94%
Dividend yield	0
Expected life (years)	9.07-9.72

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as at June 30, 2023

Note 6 — Share Based Payment (Cont.)

The share-based expense recognized in the statements of income were as follows:

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2023	2022	2022

Share-based compensation expense – Research and development	562	855	1,592
Share-based compensation expense – General and administrative	1,222	1,953	3,513

	1,784	2,808	5,105

Note 7 — Research and development expenses.

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2023	2022	2022

Subcontractors and consultants	2,385	1,782	3,612
Share-based compensation	1,008	855	1,592
Salaries and social benefits	612	529	1,212

	4,005	3,166	6,416

Note 8 — General and administrative expenses.

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2023	2022	2022

Professional services	529	457	1,085
Share-based compensation	1,271	1,953	3,513
Salaries and social benefits	700	406	837
Insurance	266	645	1,174
Traveling abroad	98	56	165
Others	249	171	362

	3,113	3,688	7,136

NeuroSense Therapeutics Ltd.

Notes to the Condensed Interim Financial Statements as at June 30, 2023

Note 9 — Financing income (expenses), net

	Six months	Six months	For the year
	ended	ended	ended
	June 30,	June 30,	December 31,
	2023	2022	2022

Fair value revaluation of warrants and pre-funded warrants	73	693	1,166
Day 1 loss from issuance of financial instruments	(1,659)	-	-
Bank management fees and commissions	91	23	90
Exchange rate differences	36	(50)	(29)
Interest on lease liabilities	(6)	(8)	(15)
Issuance expenses	(531)	-	-
	(1,996)	658	1,212

Note 10 — Subsequent events

On August 15, 2023 the Company’s board of directors approved (i) the grant of aggregate amount of 60,000 options to several employees. The options have an exercise price of $0.96 per share and vest quarterly over 3 years starting August 15, 2023, and (ii) the grant of 9,000 options to an employee. The options have an exercise price of $0.96 per share and vest annually over 3 years starting August 15, 2023